November 14, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 13 to Registration Statement on Form S-1

Filed October 12, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated October 12, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated October 12, 2012 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

Comment Responses:

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page 37

1. Regarding the first sentence of your revenue recognition policy, please remove the reference to “less estimated future doubtful accounts” which relates to receivables and revise with appropriate language related to revenue, as applicable, and clarify what the reduction to revenue items relate to.

RESPONSE: - We have made change in our revenue recognition policy accordingly.

2. Based on your response, it appears that you refunded over 60% and 46% of the Area Lead Request Deposits received in 2010 and 2011, respectively. Due to the significance of the refunds, please disclose the following:

•	The business reasons for the refunds on leads that are rented from your agents for 30 days;
•	Your refund policy for the Area Lead Request Deposits, your accounting policy for the refunds and the amount of refunds for each period presented;
•	Revise your revenue recognition policy as it appears that you are now deferring revenue related to these deposits. If this is not the case, tell us what the customer deposits and deferred revenue accounts represent on your balance sheet;
•	Tell us how you meet the revenue recognition criteria of ASC 605 and why recognizing revenue at the time of payment receipt is appropriate; and
•	Disclose if you provide a provision for your estimate of refunds, and if so how this estimate is determined and accounted for.

RESPONSE: -

The purpose of this $500.00 Area Lead Request Deposits is: after submitting a $500 deposit, an Executive Member can request that the Company directly mail letters to new home owners and/or senior citizens to generate new direct mail response leads. These deposits are not for any rentals but for deposits only. In the end the Company is supposed to refund these deposits back to Executive Members when they no longer request that the Company directly mail letters to new home owners and/or senior citizens to generate new direct mail response leads. However, the Executive Members may also apply these deposits towards the leads sale or membership fees in the future. After an Executive Member cancels their mailing, they may use their deposit for any additional leads.  The Executive Members are also allowed to use their deposits for their website membership. If deposits are used for additional leads, revenue is recognized when services are realized or realizable and earned. If deposits are used for membership fees, revenue is recognized over the length of membership period.

·       We issue refunds to Executive Members when they make such request. The amount of refunds for each period presented:

For the year ended June 30, 2010: $1,000

For the year ended June 30, 2011: $28,354

For the year ended June 30, 2012: $9,845

·       We have deleted “deferred revenue” and added the balance of that into “customer deposits”. Customer deposit account represent Area Lead Request Deposits received from Executive Members that may be refunded to them or used by them towards lead sales or membership fees in the future.

·       If deposits are used for additional leads, revenue is recognized when services are realized or realizable and earned. If deposits are used for membership fees, revenue is recognized over the length of membership period.

Simpson.

·       We keep track of each Area Lead Request Deposit, including when the deposit is received, when a refund is requested and if the Executive Members use the deposits towards lead sales or membership fees.

Note 10 Restatement of Financial Statements, page 42 Policies

3. Please address the following:

·       You indicate that you received $38,000 in deposits and refunded $1,000 in the period ended June 30, 2010.  Clarify how and why you disaggregated the remaining $37,000 in cash received related to the area lead deposits into $15,149 in deferred revenue and $21,851 in customer deposits at June 30,2010;

·       Revise the period you refunded $500 to the applicable quarter in 2012 rather than the fiscal year ended June 30, 2012

·       You indicate that $15,149 of the $38,000 deposits received in FY2010 was recognized as revenue in FY2011.  However, the increase in revenue was only $8,003 as of June 30, 2011.  Revise accordingly or explain the difference; and

·       Explain the reason for the restatement of consulting expenses as of June 30, 2011

RESPONSE: - ·       We have removed “deferred revenue” account and added the balance of that to “customer deposits” account.

·       We have revised the period as you suggested.

·       8,003 is a net increase in FY 2011 revenue. The difference is due to some Area Lead Request Deposits were mistakenly recorded as revenue in FY 2011.

·       A new expense account “Professional fees” was set up and $20,000 and $3,250 was re-categorized into this account from “Consulting fees” and “Other general and administrative expenses”, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 43

4. Please quantify the amount of membership revenues recognized for the periods presented and indicate where this revenue is classified.  Please also revise to disclose the reasons for the increase in revenues as “because our business increased as a result of getting our advertising and marketing program increase” is vague.  In this regard, separately explain the reasons for the increase in each one of your separate revenue generating activities (i.e. insurance sales commissions, lead sales commissions, and membership fees).

RESPONSE: - Membership revenue was $2,950 and $-0- for the years ended June 30, 2012 and 2011, respectively. It was classified into “Lead sales commissions” as the amount was very small. We have revised the reasons for the increase in revenues.  Our revenue figure increased during the year ended June 30, 2012 due to a number of factors. We implemented several new advertising programs and marketing agreements which allowed us to increase the number of pieces of direct mail being sent out to prospective clients. In turn, more direct mail being sent out equates to more leads coming in for our agents to pursue, which in turn meant more lead revenue and ultimately more insurance policies being sold, which meant even more revenue for the Company.                                                                                            .

Executive Compensations

Summary Compensation Table, page 47

5. On page 40, you disclose that during the fiscal year ended June 30, 2012, you paid $70,532 in corporate housing for one of your majority shareholders.  Based on your beneficial ownership table on page 48, it appears that this payment was made for the benefit of either Samuel Wolfe or Ralph Simpson.  Please revise your table to include compensation under “All Other Compensation” for the respective officer.  Please provide a footnote that discloses that the compensation was for corporate housing for the respective officer.  See Item 402(n) (ix) of regulation S-K.

RESPONSE: - we have Corrected page 40 to represent corporate housing is for one majority shareholder.  Corrected Compensation Table to include the corporate housing for each executive and footnote added.

6. On page 40, you disclose that your chief executive officer is entitled to compensation in the amount of 5% of submitted production from the Mortgage and Final Expense divisions.  Please expand your Summary Compensation Table to include the amount of compensation paid to your chief executive officer under this provision.

RESPONSE: - Summary Compensation Table updated.

Employment Agreements, page 47

7. You disclose here that you do not have any employment agreements.  On page 40, however, you disclose that during the year ended June 30, 2012, you signed an employment agreement with your Chief Executive Officer.  Please revise your disclosure in this section to disclose the material terms of this agreement and file a copy of this agreement as a material agreement.  See Items 402(o) and 601(b) (10) of Regulation S-K.

RESPONSE: - Page 40 corrected.  Added duration of agreement on page 40 as follows:     Employer hereby employs Employee, and Employee hereby accepts employment with Employer, for a period commencing on the date hereof (the “commencement date”), and continuing until terminated as provided in this Agreement.  This agreement has no fixed term and will terminate pursuant to the terms listed below.  Employment agreement submitted.

8. Please confirm that you do not have an employment agreement with your chief financial officer and chief operating officer, Ralph Simpson.  Alternatively, please revise your disclosure in this section to disclose the material terms of his employment agreement and file a copy of this agreement as a material agreement.  See Items 402(o) and 601(b) (10) of Regulation S-K.

RESPONSE: - There is no employment agreement with Ralph

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC